Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen -Avexa Merger Update

•                 Progen reiterates support for merger with Avexa and updates indicative timeframe

•                 Proposed off-market buy back gives Progen shareholders a cash option at $1.10(1)

•                 Progen board highlights the uncertainty over alternative options to the merger and the timing and quantum of funds that may be realised via a capital return by the company

Brisbane, Australia, 23 January 2009: The directors of Progen Pharmaceuticals Limited (“Progen”, ASX:PGL; NASDAQ:PGLA) confirm their unanimous recommendation for the proposed merger with Avexa Limited (“Avexa”, ASX:AVX). The board believes that the current merger proposal with Avexa has the potential to deliver value in excess of $1.35 per share and hence is in the best interests of shareholders as a whole.

Shareholders will be aware that the Progen board made the commercial decision to discontinue the Phase 3 PATHWAY clinical trial of its lead compound PI-88 in July 2008. This decision was made based on a number of factors including slower than expected recruitment and a lack of a commercially viable development partner. Due to these factors, the Progen board was not convinced that the drug would make it efficiently through to market launch in a time frame that would create an acceptable return on investment.

By making this decision early rather than closer to the end of the Phase 3 trial, it enabled the company to focus its resources on its earlier stage pipeline of drug candidates which are believed to have greater value to shareholders. In particular, this includes the PI-88 franchise extension program, the 500 series, which is focused on the same mechanism as PI-88 but with substantial improvements in efficacy and manufacturability.

Since July 2008, Progen has been assessing many different opportunities for the company to expand its portfolio to once again include later stage, closer to market drug candidates. The Avexa merger represents an excellent opportunity for Progen to do this. Avexa’s lead compound is apricitabine (“ATC”), an anti-HIV drug currently in a Phase 3 trial and has been granted accelerated review and fast track status by the US FDA. Avexa expects to release initial week 16 data results shortly after merger completion and week 24 data results in late 2010. Both milestones are expected to be major value inflection points and a market launch of ATC may be permitted following positive week 24 data.

The directors of Progen have unanimously recommended the current merger with Avexa. The Progen board believes that the current merger proposal with Avexa is in the best interests of Progen Shareholders as a whole. Before entering into the Merger Implementation Agreement with Avexa, the Progen board conducted extensive due diligence on Avexa, including obtaining advice from two independent internationally recognized experts in the HIV field on the commercialisation prospects of Avexa’s lead compound, ATC

Indicative timing

In early February, Progen shareholders will receive extensive information on the proposed buy-back offer and the proposed merger and the advantages and risks associated with the proposed merger. Once shareholders have had the opportunity to properly consider this information, the Progen board is confident that shareholders will have a greater understanding of benefits of the merger.

A general meeting of Progen will be scheduled for the first week in March 2009 to consider the merger and approval of the proposed buy back. Avexa is expected to hold its shareholder

(1) The share buy back is subject to shareholder approval and a cap of $20 million. If the cap is exceeded shareholders will be scaled back on a pro-rata basis.

meeting to approve the scheme of arrangement giving effect to the merger in the third week of March.

Once Court approval is obtained, Progen expects the merger to be fully implemented, and Progen’s buy back offer to be completed, by mid April 2009. Further details on timing will be in the meeting documents and shareholders should note that these timeframes may change.

Progen Shareholder Choices

Assuming the merger with Avexa is approved by Progen and Avexa shareholders and the Court, Progen shareholders will have the following options:

(a)         Maintain their shareholding in the merged company to be called Avexa Pharmaceuticals Limited.(2) The implied per share value of the merged group to Progen shareholders is $1.35 (based on the exchange ratio and the share price of Avexa immediately prior to transaction announcement)

(b)        Sell their shares into the buy back at a price of $1.10 per share(3)

(c)         Sell part of their shares into the buy back and maintain part of their shareholding in the merged company

The Board considers that capping the proposed off market share buy back at $20 million (equating to 18.18 million shares or just under one third of Progen’s current shares on issue) balances the desire of shareholders for a significant cash return while providing sufficient cash in the merged entity to progress the combined portfolio including moving the lead compound ATC to the week 24 milestone of its Phase 3 trial.

Merger alternatives

Progen has received a number of enquiries as to the intentions of the Board if the merger with Avexa does not proceed, whether that be because Progen shareholders or Avexa shareholders do not approve the merger or for some other reason.

Shareholders will be aware that at the 2008 AGM the Progen board indicated that if no merger transaction deemed able to deliver a value to shareholders in excess of $1.10 per share could be announced through its strategic review by mid-January 2009, then it would be the intention of the board to recommend that the entire capital of the company (less liabilities and allowances for statutory and other costs) be returned to shareholders. The proposed merger with Avexa that has been announced is a result of the Progen board’s strategic review and delivers the transaction that the board set out to achieve.

If the Avexa merger does not proceed for any reason, given the time that will have passed since the AGM and the announcement of the Avexa transaction and the potentially different circumstances which may prevail at that time, the Progen board will be obliged to again consider all available options to determine a future direction for Progen which is in the best interests of Progen and its shareholders as a whole. This would include deciding whether or not to recommend a capital return, taking into account the circumstances at that time.

Information on the alternatives which may be available to Progen in this event will be included in the materials distributed to Progen shareholders in respect of the general meeting. However, for the benefit of shareholders, the following information is provided at this time.

Alternatives that may be considered by the Progen Board include, but are not limited to the following:

•                                         a transaction with another biotechnology company - this is considered unlikely as the Avexa merger is regarded by the directors as superior to other proposals considered in the Board’s strategic review;

(2) Name change from Progen Pharmaceuticals Ltd. to Avexa Pharmaceuticals Ltd is subject to shareholder approval

(3) The share buy back is subject to shareholder approval and a cap of $20 million. If the cap is exceeded shareholders will be scaled back on a pro-rata basis. The merger may proceed if it is approved by Progen Shareholders even if the buy back is not approved.

•                                         maintain the status quo - no material change to the current operation and capital structure of Progen;

•                                         partial return of capital – retaining enough cash to develop the majority of its early stage portfolio through to a potential value enhancing event, and returning the balance of cash to Progen Shareholders either by way of a share buy back or a return of capital, subject to shareholder approval. It is expected that this will take at least 2 to 3 months to complete;

•                                         100% capital return – a winding up of Progen where all surplus cash is returned to shareholders. This carries uncertainties as to quantum and timing which are discussed further below.

At this point in time, after taking into account the risks and rewards available under other options, the Directors remain convinced that none of these options are as attractive as the current proposed merger with Avexa.

The option of winding up the company requires some further comment because of the particular complexities involved. This would require the approval of Progen Shareholders by special resolution (75% vote). There is no certainty that this vote would be achieved.

There are a number of issues associated with returning 100% of the share capital to shareholders in this manner. Although Progen’s liabilities generally relate to trade creditors and employees, in a voluntary winding up, the liquidator will also need to consider contingent liabilities arising from existing contractual arrangements. For example, Progen has ongoing contractual obligations to use its reasonable commercial efforts to commercialise the Cellgate technology towards certain benchmarks which trigger further payments to the Cellgate vendors. Also, a winding up of Progen may trigger obligations to repay certain Commonwealth Government grants received by Progen in prior years.

Therefore the quantum and timing of cash returned to shareholders through a members’ voluntary liquidation is uncertain and may well be less than $1.10 per share. The timing of distributions to shareholders from a members’ voluntary liquidation is uncertain and the entire process could take longer than 12 months from the voluntary appointment of the liquidator.

The board believes that the current merger proposal with Avexa provides a significant cash return element and is superior to the other alternatives. The Progen Board urges shareholders to carefully consider the documentation that they will receive and is confident that shareholders will confirm the benefits of the merger with Avexa.

About Progen

Progen Pharmaceuticals Limited is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

About Avexa

Avexa Limited is a Melbourne-based biotechnology company with a focus on discovery, development and commercialization of small molecules for the treatment of infectious diseases. Avexa has dedicated resources and funding for key projects including its HIV integrase program and an antibiotic program for antibiotic-resistant bacterial infections. The Company’s lead program is apricitabine (ATC), an anti-HIV drug which has successfully completed the 48 week dosing of its Phase IIb trial and is currently in Phase III trials worldwide. www.avexa.com.au

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

AU: Investor Relations	US: Investor Relations
Sabrina Antoniou	Remy Bernarda
Blueprint Life Science Group	Blueprint Life Science Group
+ 61 2 9519 5537	+ 1 415 375 3340 x2022

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of ATC, PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.